	AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

February 17, 2009				TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

AVINO PROVIDES YEAR END SUMMARY
AND OUTLOOK FOR 2009

I am pleased to present a review of Avino’s achievements in 2008 and outlook for 2009. With precious metals prices holding up well in the current economic climate, we are working aggressively to bring the Avino Mine back into operation.

Management remains focused on the following key objectives:

1)	Continue upgrading the plant and mine facilities, gearing towards bulk sampling and production from the high-grade San Gonzalo zone;

2)	Continue developing the San Gonzalo resource;

3)	Aggressively investigate the mineral potential of the many unexplored but highly-prospective areas of the Avino property.

Mill Rehabilitation Nearly Complete

We have completed extensive upgrading and rehabilitation of the mill. This work, which was required for processing material from the San Gonzalo zone, included:

•	Rehabilitation of coarse and fine ore bins, including installation of new metal chutes and a conveyor belt;

•	Rehabilitation of the 250 tpd ball mill and a bank of small flotation cells;

•	Construction of a new electrical control room for the crushing system;

•	Installation of tailings water reclaim pump and pipeline.

Bulk Sampling to Confirm Grade and 90% Silver Recoveries

Once we acquire and install two crushers, we will have completed the processing circuit. We will then conduct a bulk sample, which will allow us to fine-tune the recovery circuit. Metallurgical testing of sample material from San Gonzalo produced recoveries of up to 90% of contained silver. The bulk sample will also help confirm mineral grades obtained through diamond drilling. We are also investigating potential buyers for the San Gonzalo concentrate, and samples have been shipped to various smelters for testing. We hope to negotiate a contract for concentrate purchase sometime in 2009.

Mining Permits in Place

All permits needed to mine the San Gonzalo zone were received in 2008. A Reclamation Plan has been requested and stipulated in the Environmental Permit granted by SEMARNAT (Mexico’s federal department responsible for environmental policy). The reclamation plan is now being developed for submission.

NI 43-101 Resource Calculation for San Gonzalo

Orequest Consultants completed an NI 43-101 resource calculation for San Gonzalo in 2008, estimating the zone contained 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows (see our July 25, 2008 news release for details):

Tonnes	Ag g/t	Au g/t	Zinc %	Lead %
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections. Details and assays are available on our website at www.avino.com.

More Successful Drilling at San Gonzalo in 2008

For 2008, we completed 8,983 metres (29,464 feet) of diamond drilling in 37 holes, including infill drilling at San Gonzalo. Results from this program were not included in the above resource estimate. Overall, this program generated excellent results and reinforced our view that San Gonzalo is becoming one of the property’s most important mineral zones. Sample assays at San Gonzalo ran from a low of 0.016 g/t Au, and 1.6 g/t Ag to a high of 3.84 g/t Au and 1,564.4 g/t Ag. (Results from the entire 2008 program are available in news releases dated September 17 and November 24, 2008.)

Exploration on Surrounding Claims

The 2008 drilling also identified mineralization in the Cerro San Jose, Aguila Mexicana, Santa Ana and Mercedes zones. This program included regional mapping and chip sampling over two square kilometres. We discovered 12 new quartz veins on the Mercedes zone; ten new quartz veins were mapped on the El Gran, Lucero and El Taller zones.

Prospecting and Modernization of Historical Data

Our exploration programs over the past two years have included extensive prospecting work on the entire Avino claim block (4,364 hectares). We have conducted IP surveys and soil sampling as well as 3-D modeling and modernization of the project’s vast historical data. This work has helped us identify new prospects and locate a number of new mineral zones.

Exploration Proposals for 2009

Our plan for 2009 is to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. The proposals are now under review by management.

Option Agreement to Explore the Eagle Property

In November of 2008 we entered into an option agreement with Mega Silver Inc. whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in Avino’s Eagle property. To earn its initial 75% interest, Mega Silver must incur exploration costs totaling $7.1 million and make cash payments to Avino totaling $400,000 over five years. They will also issue 500,000 common shares of Mega Silver in the fourth and fifth years of the agreement. The Eagle property is located in the historic Keno Hill silver district, Yukon Territory. This rich mineral region has produced over 200 million ounces of silver. Details of the agreement and property history are available in our November 11, 2008 news release.

At the fifth anniversary, and for a maximum period of the greater of 5 years thereafter or until production occurs, the minimum annual advance royalty payment to Avino will be $200,000 per annum. Once in production, all advance royalty payments will be credited towards MSR’s payment of 2.5% net smelter return to Avino. MSR will have the right to purchase 1% of the Avino net smelter return (to reduce the royalty to Avino to 1.5%) at any time for a cash payment of $1.0 million.

Well Funded and Continuing to Invest in Growth

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine operated for 27 years. During our long history, we have weathered a number of difficult economies. While the current market clearly presents challenges, our cash position of approximately C$3.3 million puts us in a strong position for continued growth and our goal of bringing the mine back into production. We will continue to invest aggressively in exploration and development.

Everyone at Avino looks forward to an exciting and successful year in 2009.

ON BEHALF OF THE BOARD

“David Wolfin”
_____________________________
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.